NASDAQ: PGC

September 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Attention: Sarmad Makhdoom and Lory Empie

Re: Peapack-Gladstone Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2024

Form 8-K filed July 21, 2025

File No. 001-16197

Dear Mr. Makhdoom and Ms. Empie:

On behalf of Peapack-Gladstone Financial Corporation (the “Company”) set forth below are the comments from the Staff’s letter dated September 10, 2025, as well as the Company’s responses to such comments.

Form 10-K filed March 12, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Wealth Management Division, page 54

1. We note assets under management (“AUM") and Assets under Administration

(“AUA”) increased from $10.9 billion at December 31, 2023 to $11.9 billion at December 31, 2024. In future filings, please address the following points within your disclosure:

• Provide a roll forward of your AUM from beginning to ending balances showing inflows, outflows and market appreciation or depreciation for the periods presented within your financial statements.

• Quantify your AUM and AUA balances separately, and to the extent possible, include a breakdown of AUM and the AUM roll forward by investment product or class in order show more meaningful changes in composition and trends impacting AUM.

• Disclose your weighted average fee rates and how they correlate to movements within your AUM/AUA and changes in revenue for the periods presented within your financial statements.

The Company hereby confirms that it will address the itemized points above within its disclosure in future periodic reports.

Form 8-K filed July 21, 2025

Exhibit 99.1

Non-GAAP Financial Measures Reconciliation, page 18

2. We note that your presentation of tangible equity excluding other comprehensive loss and tangible book value per share excluding other comprehensive loss represent individually tailored accounting measures given that the adjustment to exclude the impact of other comprehensive loss has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this measure from future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

The Company confirms that it will remove the presentation of tangible equity excluding other comprehensive loss and tangible book value per share excluding other comprehensive loss from future filings.

* * * * *

We believe the foregoing is responsive to the staff’s comments. Should you have any questions, please do not hesitate to contact the undersigned at (908) 306-8933.

Very truly yours,

/s/ Frank A. Cavallaro

Frank A. Cavallaro

Senior Executive Vice President and CFO